By Facsimile: (416) 863-4592 and U.S. Mail
Michael Melanson							January 7, 2005
Fraser Milner Casgrain LLP
1 First Canadian Place, 39th Floor
100 King Street West
Toronto, Ontario M5X1B2
Canada
(416) 863-4511

Re:  	Wheaton River Minerals Ltd.
	Schedule TO-T filed on December 29, 2004
	File No. 005-78729

Dear Mr. Melanson:

	We have limited our review of the above referenced filings to only the matters addressed herein. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-T Item 10. Financial Statements
1. We note that you have incorporated by reference the financial statements for the year ended December 31, 2003 and the nine months ended September 25, 2004. Where financial statements are material in the context of an offer or where you incorporate by reference financial statements found in other documents filed with the SEC, we require you to include in the document disseminated to investors the summary financial statements required by Item 1010(c) of Regulation
M-A.  See Instruction 6 to Item 10 of Schedule TO and Q&A 7 in
Section I.H of the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations (July 2001). Please revise to include the summary financial statements in the offer documents disseminated to investors and advise us of your intentions with regard to actual dissemination of the summary data to investors.

2. Item 1010(a) requires the inclusion of the financial statements for the last two fiscal years. It appears that you have incorporated by reference only the financial statements for the year ended December 31, 2003. Please advise or revise to include the required financial statements.
3. Please amend the pro forma information required by Item 1010(b) to include the ratio of earnings to fixed charges as required by Item 1010(b)(2) and the Company`s book value per share pursuant to Item 1010(b)(3).

Schedule TO-T Item 13. Information Required by Schedule 13E-3
4. While you incorporate by reference the information set forth in the take over bid circular and the letter of transmittal, any inapplicability of item requirements should be stated. In this respect, it appears that Item 13 is inapplicable and you should disclose this accordingly.

Forward-Looking Statements, page (iii)
5. The safe harbor for forward-looking statements in the Private Securities Litigation Reform Act of 1995 does not by its terms apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act of 1933 and Section 21E(b)(2)(C)
of the Securities Exchange Act of 1934. Therefore, your reference to the defined term "forward-looking statements" within the meaning of the Securities Act and the Exchange Act is inappropriate. Please delete the reference, or revise to make clear that the Reform Act protections do not apply to statements made in the prospectus.

The Summary Term Sheet, page 1
Until What Time Can I Withdraw Previously Tendered Shares?
6. Please describe in more detail what you mean by the time you
"take
up" shares. We assume, for example, that you use take up to mean acceptance.

Payment for Deposited Common Shares, page 11
7. We note that you will pay for tendered shares no later "that the earlier of three Business Days after the taking up of the Common
Shares and 10 days after the Expiry Time." What consideration was given to whether such timing satisfies the prompt payment requirements of Rule 14e-1(c)?

Conditions of the Offer, page 18
8. In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of some measure of objective verification, and outside of your control. In the first paragraph in this section, the phrase "regardless of the circumstances giving rise to any of the conditions" implies that you may assert an offer condition even when the condition is "triggered" by your own action or inaction. Please revise in accordance with our position.

Payment for Deposited Common Shares, page 22
9. All conditions to an offer, other than those based on governmental approval, must be satisfied or waived prior to the expiration of the offer. We note that you have reserved the right to delay acceptance
"in order to comply, in whole or in part, with any applicable
Law."
Please revise to clarify that only conditions based on governmental approval, rather than the compliance with any applicable law, will survive expiration of the offer.

Circular, page 27
Documents incorporated by reference, page 28
10. Schedule TO does not permit such "forward" incorporation.
Therefore, please ensure that you amend the Schedule TO to specifically reference the periodic reports you wish to incorporate, as they are filed.

Source of Funds, page 43
11. Please provide your list of expenses and disclose whether or not the Company has paid or will be responsible for payment of same pursuant to Item 1007(c) of Regulation M-A.

Dealer Manager and Soliciting Dealer Group, page 57
12. We note that you will pay a fee to the dealer manager based on each common share tendered. We object to fees paid to a dealer manager based on tenders of subject securities it holds for its own account. Please indicate whether you intend to pay fees under those circumstances. If you do not, indicate how you will ensure that you do not pay fees under such circumstances. For example, what mechanism will you use to determine who holds the tendered securities when calculating the fee owed to Griffiths McBurney Corp. and its subagents?

Closing Comment

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the bidders are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the bidders acknowledging that:

* the bidders are responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the bidders may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

      Please direct any questions to me at (202) 942-2903. You may also contact me via facsimile at (202) 942-9638. Please send all correspondence to us at the following ZIP code: 20549-0303.

         	               					Very truly
yours,



                 	          					Celeste M.
Murphy
							Office of Mergers and
Acquisitions

Michael Melanson
Fraser Milner Casgrain LLP
January 7, 2005
Page 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE